September 23, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Wealth Acquisition, Inc.

Response to Staff Comments, September 23, 2013

Registration Statement Form 10-12G

Filed August 22, 2013

File No. 000-55027

To the men and women of the SEC:

On behalf of Wealth Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 18, 2013 addressed to Mr. Jeffrey DeNunzio, the Company’s President, Secretary and Director, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

General

1.) Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13(a) of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

COMPANY RESPONSE

We have chosen to address your comments without withdrawing our Form 10. We understand that the original registration statement on Form 10 will automatically become effective 60 days after filing and we will be subject to the reporting requirements under Section 13(a) of the Exchange Act upon effectiveness.

Item 1. Business

2.) Please provide support for the following assertions made on page 3:

- “Most small private operating companies, (companies with 5 Million or less in annual revenue) and attempting a Form 10 Self Filing normally may not have the adequate financial and educational resources to originate and file their own Form 10;" and

-“Most, if not all companies have a business plan which can be adopted and molded to fit the description of business, (Form 10 information) as required in a ‘super’ 8K filing by the Registrant within four days after completion of a reverse merger with a private operating company.”

Please characterize all beliefs set forth in the filing as such. As you are aware, you must be able to support on a reasonable basis all beliefs or opinions including in your filing.

COMPANY RESPONSE

The assertions above have been deleted because support could not be offered.

3.) We again refer to the assertion that “most, if not all companies have a business plan which can be adopted and molded to fit the description of business, (Form 10 information) as required in a ‘super’ 8K filing by the Registrant within four days after completion of a reverse merger with a private operating company.” Please expand this disclosure to reflect that in the event that a public shell company consummates a reverse merger with a private operating company, the Form 8-K that is required to be filed within four days of the transaction is required to include audited financial statements of the private operating company and pro forma financial information.

COMPANY RESPONSE

The above information has not been added because as mentioned in the previous question the assertions referenced have been deleted.

4.) You state on page 4 that at this time you do not intend to hire any third parties to conduct an analysis for a target company or any other business opportunities while on page 7 you state your intent to search for a target business combination by contacting various third parties including investment banking firms and private equity firms. Please revise your disclosure to resolve this inconsistency. Should your disclosure continue to reflect the use of third parties to search for business opportunities, please describe the source of funding that will be used to retain such third parties and include estimated expenses to retain such third parties in the MD&A under Item 2.

COMPANY RESPONSE

The word “may” has been added to page 5 (not 4) and on page 8 (not 7) the language previously used has been amended to eliminate any contradiction. Additionally, on page 7 Item ii of MD&A has been amended.

5.) Please provide disclosure regarding the competitive environment in which you operate. In this regard, if known, indicate the number of other shell companies with which you are competing in seeking a target to consummate a business combination. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

COMPANY RESPONSE

Disclosure was added on page 4 and the competitive environment in which we operate was elaborated on.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

6.) You state on page 7 that should the target business be in its early stages or an emerging growth company that you will be subject to numerous risks inherent to such companies. Please provide examples of such risks.

COMPANY RESPONSE

On page 8 risks have been added.

Item 5. Directors and Executive Officers, page 9

7.) Please revise the table on page 9 to reflect the current names of Gold Bullion Acquisition, Inc. (now TOA Holdings, Inc.) and Gold Eagle Acquisition, Inc. (now Toshoan Holdings, Inc.).

COMPANY RESPONSE

The table has been revised. Note: The table appears not on page 9 but 10 that is referred to in the question.

Item 6. Executive Compensation, page 9

8. ) We note that the first paragraph in this section currently states that the formation expenses were paid by Jeffrey DeNunzio. Please revise the disclosure to reflect, if accurate, that this payment was made in the form of a loan to the company. We note in this regard that it is unclear from the disclosure in this section, including the footnote to the summary compensation table, whether the formation expenses paid by Mr. DeNunzio were in the form of a loan to the company that has been repaid by the issuance of 20 million shares of common stock. Please revise or advise.

COMPANY RESPONSE

On page 10, under Executive Compensation, it has been amended to include the term loan. Additionally, the summary compensation table note on page 11 has also been revised to clarify the aforementioned issue.

Item 7. Certain Relationships and Related Transactions, page 11

9.) Please revise the disclosure to provide the disclosure called for by Item 404(a) and (d) of Regulation S-K with respect to the related party account payable.

COMPANY RESPONSE

The dislcosure has been added in this section.

Report of Independent Registered Public Accounting Firm, page F-1

10.) We note that the report of your independent registered public accounting firm makes reference in the introductory and opinion paragraphs to financial statements for the year ended July 31, 2013, in addition to financial statements for the period from inception (July 22, 2013) to July 31, 2013. Please have your auditor revise its report to only report on the financial statements for the period from inception (July 22, 2013) to July 31, 2013 that are included in the filing.

COMPANY RESPONSE

The above request was carried out and the report revised.

Statement from the Company: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By: /s/ Jeffrey DeNunzio

President & CEO

Date: September 23, 2013